18803 Meisner Drive
San Antonio, Texas 78258

June 3, 2013

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:	Sirimal R. Mukerjee
Anne Nguyen Parker

Re:	Abraxas Petroleum Corporation
Registration Statement on Form S-3
Filed April 24, 2013
File No. 333-188110

Ladies and Gentlemen:

In connection with the above-referenced filing, Abraxas Petroleum Corporation acknowledges, that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (210) 757-9835, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ Geoffrey R. King

Geoffrey R. King, Vice President and Chief Financial Officer
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